July 5, 2012

VIA EDGAR

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Potash Corporation of Saskatchewan Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2011

Filed February 27, 2012

File Number 1-10351

Dear Mr. Humphrey:

Thank you for your letter, dated June 18, 2012, regarding the Company’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). Once you have had the opportunity to review our initial response to the Staff’s comment, we would be pleased to discuss it with you.

For your convenience, the Staff’s comment is displayed in italic text below as set out in your June 18 letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13. 2011 Annual Report

Report of Independent Registered Chartered Accountants, page 87

1.	Please revise the opinion paragraph to specifically disclose that the financial statements are in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (or IASB). In Note 2 to your financial statements, you disclose that such financial statements are in accordance with IFRS, as issued by the IASB. Please amend your Form 10-K for the year ended December 31, 2011 to provide an auditor’s report that also includes this disclosure. For analogous guidance, see Item 17(c) of Form 20-F.

Response:

The Company has filed an amendment to the Form 10-K to include the amended report of Independent Registered Chartered Accountants for the fiscal year ended December 31, 2011 from the Company’s Independent Registered Chartered Accountants, which specifically states that the financial statements are in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact Denis A. Sirois at (306) 933-8785.

Sincerely,

/s/ Wayne R. Brownlee

Wayne R. Brownlee

Executive Vice President, Treasurer and

Chief Financial Officer

cc:	Denis A. Sirois, Vice President and Corporate Controller

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